September 12, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX (407)650-1044

Kevin B. Habicht
Executive Vice President, Chief Financial Officer, Secretary and Treasurer
National Retail Properties, Inc.
450 South Orange Avenue
Suite 900
Orlando, Florida 32801

Re: National Retail Properties, Inc.
        File No. 000-27275
        Form 10-K for Year Ended
        December 31, 2005
        Form 10-Q for the Quarterly Period Ended
        March 31, 2006
        Form 10-Q for the Quarterly Period Ended
        June 30, 2006

Dear Mr. Habicht:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Cicely LaMothe
                                        Accounting Branch Chief